SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
FORM U-6B-2

Certificate of Notification

Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate is filed by
ENERGY EAST CORPORATION

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.  Type of security or securities.

Revolving Demand Notes.

2.  Issue, renewal or guaranty.

Issues.

3.  Principal amount of each security.
Issued By	Issued To	Principal Amount and Consideration Received	Ending Balance	Annual Interest Rate	Date of Maturity
Carthage Energy, LLC	Cayuga Energy, Inc.	$233,000	$3,231,915	Prime plus 2%	On Demand
South Glens Falls Energy, LLC	Cayuga Energy, Inc.	$632,000	$7,402,080	Prime plus 2%	On Demand
Utility Shared Services Incorporated	Energy East Corporation	$1,000,000	$11,499,998	10.83% (1)	On Demand
Energy East Management Corporation	Energy East Corporation	$1,700,000	$30,580,626	10.83% (1)	On Demand

(1) Energy East's effective cost of capital

4.  Rate of interest per annum of each security.

See the information provided in the table in Item 3.

5.  Date of issue, renewal or guaranty of each security.

Various dates between April 1, 2004 and June 30, 2004.

6.  If renewal of security, give date of original issue.

Not Applicable.

7.  Date of maturity of each security.

See the information provided in the table in Item 3.

8.  Name of person to whom each security was issued, renewed or guaranteed.

See the information provided in the table in Item 3.

9.  Collateral given with each security, if any.

None.

10.  Consideration received for each security.

See the information provided in the table in Item 3.

11.  Application of proceeds of each security.

General corporate purposes.

12.  Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a.  the provisions contained in the first sentence of Section 6(b)  ___
b.  the provisions contained in the fourth sentence of Section 6(b) ___
c.  the provisions contained in any rule of the Commission other than Rule U-48  X

13.  Not Applicable.

14.  Not Applicable.

15.  If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

Date: August 27, 2004	ENERGY EAST CORPORATION
By: /s/Robert D. Kump Robert D. Kump Vice President, Treasurer & Secretary